Filed Pursuant to Rule 424(b)(3)
Registration Number 333-254537

PROSPECTUS

Atlas Corp.

Offer to Exchange

up to $80,000,000 principal amount of 7.125% Notes due 2027,

which have been registered under the Securities Act of 1933, as amended,

for

any and all outstanding unregistered

$80,000,000 principal amount of 7.125% Notes due 2027 issued by Seaspan Corporation

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus (the “Exchange Offer”) up to $80,000,000 in aggregate principal amount of our new 7.125% Notes due 2027 (the “ATCO Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of the outstanding 7.125% Notes due 2027 (the “Seaspan Notes”) of our wholly owned subsidiary Seaspan Corporation (“Seaspan”).

•	We will exchange all outstanding Seaspan Notes that are validly tendered and not validly withdrawn for an equal principal amount of ATCO Notes that are registered under the Securities Act.

•	The Exchange Offer expires at 5:00 p.m., New York City time, on May 5, 2021 unless extended (such date, the “Expiration Date”).

•	You may withdraw tenders of Seaspan Notes at any time prior to the Expiration Date.

•

The terms of the ATCO Notes to be issued in the Exchange Offer are substantially similar in all material respects to the terms of the Seaspan Notes. See “Description of the ATCO Notes—Certain Material Distinctions of ATCO Notes as Compared to Seaspan Notes” for more information.

•

The exchange of Seaspan Notes for ATCO Notes will not be a taxable transaction for U.S. federal income tax purposes. You should read the discussion in the section entitled “Certain United States Federal Income Tax Considerations” for more information.

•	Seaspan Notes that are not exchanged will remain outstanding under their original terms.

•	We will not receive any proceeds from the Exchange Offer.

Our common shares trade on The New York Stock Exchange under the symbol “ATCO.”

For a more detailed description of the ATCO Notes, see “Description of the ATCO Notes” beginning on page 26.

See “Risk Factors” beginning on page 13 of this prospectus for a discussion of risks you should consider before participating in the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes to be distributed in the Exchange Offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2021.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”). Prior to making any decision with respect to the Exchange Offer, you should read this prospectus, together with the documents incorporated by reference herein, the registration statement, the exhibits thereto and the additional information described under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide you with information other than that contained in this prospectus. We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give you. We are making the Exchange Offer only in jurisdictions where such offer is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the respective dates of the documents incorporated herein by reference.

Unless otherwise indicated, references in this prospectus to “Atlas,” the “Company,” “we,” “us” and “our” and similar terms refer to Atlas Corp. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the ATCO Notes described herein, shall mean Atlas Corp. Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “continue,” “expects,” “anticipates,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in this prospectus and those risks discussed in other reports we file with the SEC and that are incorporated into this prospectus by reference, including, without limitation, our Annual Report on Form 20-F. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-4 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. Copies of this material are available on the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Securities Exchange Act of 1934, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal security-holders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may replace information included in or incorporated by reference into this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 19, 2021;

•	Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 30, 2021; and

•

any subsequent Reports of Foreign Private Issuer on Form 6-K furnished to the SEC prior to the Expiration Date, in each case, that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference into this prospectus from the SEC through its website at the address provided above. You also may request a copy of any document incorporated by reference into this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this document), at no cost, by visiting our website at https://atlascorporation.com, or by writing or calling us at the following address:

Atlas Corp.

23 Berkeley Square

London

W1J 6HE

Telephone: +44 20 7788 7819

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. You should assume that the information appearing in this prospectus as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

SUMMARY

This summary highlights information about us and the Exchange Offer. Because it is a summary, it does not contain all the information that you should consider before tendering Seaspan Notes for exchange and we urge you to read this entire prospectus carefully, including the “Risk Factors” section and the information and documents incorporated by reference herein, including our financial statements and notes thereto, before deciding to tender Seaspan Notes for exchange. See the section of this prospectus entitled “Where You Can Find More Information.”

Atlas Corp.

We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy Limited (“APR Energy”).

Seaspan is a leading independent owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2021, we operated a fleet of 127 vessels that have an average age of approximately eight years, on a TEU weighted basis.

Customers for our operating fleet as of March 1, 2021 were CMA CGM, COSCO, Hapag-Lloyd, KMTC, Maersk, MSC, ONE, Yang Ming Marine and ZIM.

APR Energy is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and government backed utilities. APR Energy focuses on maintaining high asset utilization to optimize cash flows across its lease portfolio. APR Energy is the global leader in its market and offers a unique integrated platform to both lease and operate its assets.

Corporate Information

Atlas Corp. is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries. We maintain our principal executive offices at 23 Berkeley Square, London, United Kingdom, W1J 6HE, and our telephone number is +44 20 7788 7819. We maintain an Internet site at https://atlascorporation.com. The information contained on our website or information about us that can be accessed through our website will not be deemed to be incorporated into this prospectus.

Summary Description of the Exchange Offer

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

The Exchange Offer

We are offering up to $80,000,000 in aggregate principal amount of our new 7.125% Notes due 2027, which have been registered under the Securities Act, for any and all of Seaspan’s outstanding 7.125% Notes due 2027 issued on October 10, 2017. You may tender some or all of your Seaspan Notes pursuant to the Exchange Offer. However, Seaspan Notes may be tendered only in a minimum principal amount of $25 and in integral multiples of $25 in excess thereof.

The terms of the ATCO Notes to be issued in the Exchange Offer are substantially similar in all material respects to the terms of the Seaspan Notes, except that the ATCO Notes will (i) be obligations of Atlas, not Seaspan, (ii) be redeemable at our option, in whole or in part, at any time on or after the second year anniversary of their date of issuance, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date, (iii) exclude a covenant requiring that the primary business of Atlas and its subsidiaries, taken as a whole, be the direct or indirect ownership, management, operation, leasing or chartering of container vessels and containers and any business incidental thereto, and (iv) exclude a covenant requiring Atlas to provide holders of the ATCO Notes with certain reports and information in the event of a cross-default. In addition, the ATCO Notes are expected to be listed on the Nasdaq Bond Exchange.

Expiration Date	The Exchange Offer will expire on the Expiration Date, or a later date and time to which we extend it.
Withdrawal; Non-Acceptance	You may withdraw any Seaspan Notes tendered in the Exchange Offer at any time prior to the Expiration Date, but will thereafter be irrevocable except in the limited circumstances where additional withdrawal rights are required by law. If we decide for any reason not to accept any Seaspan Notes tendered for exchange, the Seaspan Notes will be returned to the registered holder at our expense promptly after the Expiration Date or termination of the Exchange Offer. In the case of the Seaspan Notes tendered by book-entry transfer into the account of the Exchange Agent (as defined below) at The Depository Trust Company (“DTC”), any withdrawn or unaccepted Seaspan Notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered Seaspan Notes, see the sections entitled “The Exchange Offer—Terms of the Exchange Offer” and the “The Exchange Offer—Withdrawal of Tenders.”
Conditions to the Exchange Offer

Despite any other term of the Exchange Offer, we will not be required to accept for exchange, or to issue ATCO Notes in exchange for, any Seaspan Notes, and we may terminate the Exchange Offer as provided in this prospectus prior to the Expiration Date, if:

• the Exchange Offer, or the making of any exchange by a holder of Seaspan Notes, would violate applicable law or any applicable interpretation of the SEC staff;
• the minimum tender of $40,000,000 aggregate principal amount of Seaspan Notes (the “Minimum Tender Condition”) is not satisfied or waived by us;
• the Seaspan Notes are not tendered in accordance with the Exchange Offer;
• any governmental approval has not been obtained that we believe, in our sole discretion, is necessary for the completion of the Exchange Offer as outlined in this prospectus; or

•  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offer.

See “The Exchange Offer—Conditions.”

Procedures for Participation in the Exchange Offer

If you wish to accept the Exchange Offer, you must instruct your custodian to cause the book-entry transfer of your Seaspan Notes to the Exchange Agent’s account at DTC, and the Exchange Agent must receive a confirmation of book-entry transfer with respect to such Seaspan Notes and an agent’s message transmitted under DTC’s Automated Tender Offer Program (“ATOP”), in each case at or prior to the Expiration Date.

See “The Exchange Offer—Procedures for Tendering.”

You will not be required to pay any fees or commissions to the Company or the Exchange Agent in connection with the Exchange Offer. If you hold Seaspan Notes through a broker, dealer, commercial bank, trust company or other nominee that tenders your Seaspan Notes on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose Seaspan Notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Seaspan Notes in the Exchange Offer, you should promptly contact the person in whose name the Seaspan Notes are registered and instruct that person to tender on your behalf. If you wish to tender Seaspan Notes in the Exchange Offer on your own behalf, prior to the Exchange Agent’s receipt of a confirmation of book-entry transfer with respect to the such Seaspan Notes, an agent’s message transmitted under DTC’s ATOP and your Seaspan Notes, you must either make appropriate arrangements to register ownership of the Seaspan Notes in your name or obtain a properly completed bond power from the person in whose name the Seaspan Notes are registered.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for accepting the Exchange Offer. Accordingly, beneficial owners wishing to accept the Exchange Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which you must take action in order to accept the Exchange Offer.

No Guaranteed Delivery Procedures	No guaranteed delivery provisions are available in connection with the Exchange Offer. You must tender your Seaspan Notes by the Expiration Date in order to participate in the Exchange Offer.
U.S. Federal Income Tax Considerations

The exchange of the Seaspan Notes for ATCO Notes in the Exchange Offer will not be a taxable transaction for United States federal income tax purposes. See the discussion in the section entitled “Certain United States Federal Income Tax Considerations” for more information regarding the tax consequences to you of the Exchange Offer.

Consequences of Not Exchanging Seaspan Notes

If you do not exchange Seaspan Notes for ATCO Notes, you will not receive the benefit of having Atlas, the parent entity of Seaspan, as the obligor of your notes. Additionally, the trading market for any remaining Seaspan Notes may be more limited than it is at present, and the smaller outstanding principal amount may make the trading market of any remaining Seaspan Notes more volatile. Consequently, the liquidity, market value and price of Seaspan Notes that remain outstanding may be materially and adversely affected. Therefore, if your Seaspan Notes are not tendered and accepted in the Exchange Offer, it may become more difficult for you to sell or transfer your unexchanged Seaspan Notes.

Use of Proceeds	We will not receive any proceeds from the Exchange Offer.
Exchange Agent

D.F. King & Co., Inc. is the Exchange Agent for the Exchange Offer. You can find the address and telephone number of the Exchange Agent below in the section entitled “The Exchange Offer—Exchange Agent.”

Risk Factors	For risks related to the Exchange Offer, please read the section of this prospectus entitled “Risk Factors” beginning on page 13 of this prospectus to determine whether participating in the Exchange Offer is appropriate for you.

The ATCO Notes

The following summary contains basic information about the ATCO Notes. It does not contain all of the information that may be important to you. For a more complete description of the terms of the ATCO Notes, see “Description of the ATCO Notes.”

Issuer	Atlas Corp.

Securities Offered	Up to $80,000,000 in aggregate principal amount of our 7.125% Notes due 2027, issued in minimum denominations of $25 and integral multiples of $25 in excess thereof. The ATCO Notes will be issued under that certain base indenture, dated as of March 19, 2021, between us and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), as supplemented by a first supplemental indenture.

The terms of the ATCO Notes to be issued in the Exchange Offer are substantially similar in all material respects to the terms of the Seaspan Notes, except that the ATCO Notes will (i) be obligations of Atlas, not Seaspan, (ii) be redeemable at our option, in whole or in part, at any time on or after the second year anniversary of their date of issuance, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date, (iii) exclude a covenant requiring that the primary business of Atlas and its subsidiaries, taken as a whole, be the direct or indirect ownership, management, operation, leasing or chartering of container vessels and containers and any business incidental thereto, and (iv) exclude a covenant requiring Atlas to provide holders of the ATCO Notes with certain reports and information in the event of a cross-default. In addition, the ATCO Notes are expected to be listed on the Nasdaq Bond Exchange.

Maturity Date	October 30, 2027.

Interest Rate	The ATCO Notes will bear interest from April 30, 2021, the last interest payment made on the Seaspan Notes until maturity at a rate of 7.125% per year, payable quarterly in arrears.

Interest Payment Dates	January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021.

No Security or Guarantees	None of our obligations under the ATCO Notes will be secured by collateral or guaranteed by any of our other affiliates or any other persons.

Ranking	The ATCO Notes will be our unsubordinated unsecured obligations. The ATCO Notes will rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The ATCO Notes will effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt, as well as to existing and future debt of our subsidiaries.

“Reopening” of Notes	We may “reopen” the ATCO Notes at any time without the consent of the holders of the ATCO Notes and issue additional notes with the same terms as the ATCO Notes (except the issue price, issue date and initial interest payment date), which will thereafter constitute a single fungible series with the ATCO Notes.

Listing	We intend to file an application to list the ATCO Notes on the Nasdaq Bond Exchange. If the application is approved, trading of the ATCO Notes on Nasdaq is expected to begin within 30 days after the original issue date of the ATCO Notes. No assurance can be given that a market for the ATCO Notes will be maintained.

Form	The ATCO Notes will be represented by one or more permanent global notes, which will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of a nominee designated by DTC. Holders of the ATCO Notes may elect to hold interests in a global note only in the manner described in this prospectus. Any such interest may not be exchanged for certificated securities except in limited circumstances described in this prospectus. For additional information, please read “Description of Notes—Book-entry System; Delivery and Form” in this prospectus.

Additional Amounts	Any payments made by us with respect to the ATCO Notes will be made without withholding or deduction for or on account of taxes unless required by law. If we are required by law to withhold or deduct amounts for or on account of tax imposed by a relevant taxing authority with respect to a payment to the holders of the ATCO Notes, we will, subject to certain exceptions, pay the additional amounts necessary so that the net amount received by the holders of the ATCO Notes after the withholding or deduction is not less than the amount that they would have received in the absence of the withholding or deduction. See “Description of Notes—Additional Amounts.”

Optional Redemption	The ATCO Notes will be redeemable at our option, in whole or in part, at any time on or after the second year anniversary of their date of issuance at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date. “See “Description of Notes—Optional Redemption.”

Tax Redemption	If we become obligated to pay additional amounts under the ATCO Notes as a result of changes affecting certain withholding taxes, we may redeem at our option all, but not less than all, of the ATCO Notes at 100% of their principal amount plus accrued and unpaid interest, if any, to, but not including, the date of redemption and all additional amounts, if any. See “Description of Notes—Optional Redemption for Changes in Withholding Taxes.”

Change of Control Offer	Unless the principal amount of the ATCO Notes has been accelerated, and such acceleration has not been rescinded, upon the occurrence of specific kinds of changes of control, you will have the right, as holders of the ATCO Notes, to cause us to repurchase some or all of the ATCO Notes at 101% of their face amount, plus accrued and unpaid interest, if any, to, but not including, the repurchase date. See “Description of Notes—Change of Control Permits Holders to Require Us to Purchase Notes.”

Denominations	The ATCO Notes will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

Governing Law	The Indentures and the ATCO Notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Trustee	The Bank of New York Mellon.

Risk Factors	Tendering your Seaspan Notes in the Exchange Offer involves risks. You should consider carefully the factors set forth in the section of the prospectus entitled “Risk Factors” beginning on page 13 of this prospectus to determine whether tendering your Seaspan Notes in the Exchange Offer is appropriate for you.

RISK FACTORS

Before participating in the Exchange Offer, you should carefully consider the risk factors described below and in our periodic reports filed with the SEC, together with all of the other information included in this prospectus and the other information that we have incorporated by reference, including those risks discussed in our latest Annual Report on Form 20-F filed with the SEC. The risks and uncertainties described below and in the foregoing documents are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of such risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected and could cause the value of our securities to decline, which in turn could cause you to lose all or a part of your investment.

Risks Relating to the ATCO Notes

An investment in the ATCO Notes is subject to our credit risk.

The ATCO Notes are unsubordinated unsecured general obligations of ours and are not, either directly or indirectly, an obligation of a third party. The ATCO Notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except as such obligations may be preferred by operation of law. Any payment to be made on the ATCO Notes, including the return of the principal amount at maturity or any redemption or repurchase date, as applicable, depends on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of the ATCO Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the ATCO Notes.

Our substantial debt levels and vessel lease and other financing obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2020, we had $3.7 billion in aggregate principal amount of debt outstanding under our credit facilities and Notes, and vessel lease and other arrangements of approximately $1.8 billion. In February 2021, we issued $200.0 million of our NOK Bonds, and we have been actively pursuing other sources of financing, including debt financing. In particular, the amounts outstanding under our credit facilities and our vessel lease and other arrangements will increase following the delivery of the 31 newbuilding and two secondhand containerships that we have contracted to purchase.

Our level of debt and vessel lease and other financing obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, may be impaired or such financing may not be available on favorable terms, or at all;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease and other arrangements will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, financial, business and regulatory conditions, as well as other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease and other obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We and our subsidiaries have the ability to incur substantial additional debt, which may increase the risks associated with our substantial existing debt, including our ability to service the ATCO Notes and other debt.

Our and our subsidiaries’ credit agreements and other debt instruments, including the indenture that will govern the ATCO Notes, will permit us, subject to compliance with certain covenants, to incur a substantial amount of additional indebtedness, including senior secured indebtedness. As of December 31, 2020, our subsidiaries had commitments available to be borrowed under their existing credit facilities and capital lease obligations of $4,213.3 million. If we incur additional debt above the levels in effect upon the closing of the Exchange Offer, the risks associated with our substantial existing debt, including our ability to service our debt, could increase.

We may not have sufficient cash from our operations to enable us to pay interest or principal on our indebtedness, including the ATCO Notes, and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

We may have insufficient cash available to pay interest and principal on our indebtedness, including the ATCO Notes, and to meet our other obligations. Our ability to make scheduled payments on or to refinance our debt obligations depends in part upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	our continued ability to maintain, enter into or renew charters for vessels and leases of our power generation assets with our existing customers or new customers;

•	the rates we obtain for such charters and leases and the ability of our customers to perform their obligations thereunder;

•	the level of our operating costs;

•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service and refinance our current and future indebtedness;

•	our ability to raise additional debt and equity to satisfy our capital needs;

•	dividend and redemption payments applicable to other senior or parity equity securities; and

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the ATCO Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including the indenture relating to the ATCO Notes, may restrict us from pursuing any of these alternatives. Any limitation on our ability to pay principal of and interest on the ATCO Notes would likely reduce the value of the ATCO Notes.

Our subsidiaries conduct all of our operations and own all of our operating assets, and your right to receive payments on the ATCO Notes is effectively subordinated to the rights of the lenders of our subsidiaries, none of which are obligors on or guarantors of the ATCO Notes.

Our subsidiaries conduct all of our consolidated operations and own all of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend in large part upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under the ATCO Notes or make funds available to us for payment of our debt securities, preferred stock dividends or otherwise. The ATCO Notes will not be guaranteed by any of our subsidiaries. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under the ATCO Notes.

The rights of holders of the ATCO Notes will be structurally subordinated to the rights of our subsidiaries’ lenders. For example, a default by one of our subsidiaries under its debt obligations would result in a block on the ability of the affected subsidiary to distribute funds to us to be used to make payments on the ATCO Notes. Certain of our operating subsidiaries have entered into credit facilities or capital lease obligations that require a minimum amount of cash to be retained in bank accounts to cover minimum debt service payments for future periods and, in some cases, amounts for future operating costs. In addition, certain of our operating subsidiaries are restricted from distributing funds to us from the distribution accounts under their respective credit agreements. These dividend restrictions could impact the timing and amount of dividends ultimately distributed and available to us. The ATCO Notes will also be effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of December 31, 2020, our subsidiaries had $4,627.6 million of outstanding indebtedness, including capital lease obligations, and excluding trade payables and intercompany liabilities.

The ATCO Notes will be unsecured obligations and will be effectively subordinated to our secured debt.

The ATCO Notes will be unsecured and therefore will be effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our Notes. As of December 31, 2020, we had an aggregate of approximately $4,628 million of secured debt and capital lease obligations outstanding. We will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indentures relating to our notes.

We may not have the ability to raise the funds necessary to purchase the ATCO Notes as required upon a change of control, and our credit facilities and lease arrangements for existing and future indebtedness or obligations may contain limitations on our ability to purchase the ATCO Notes.

Following a change of control as described under “Description of Notes—Change of Control Permits Holders to Require Us to Purchase Notes,” holders of ATCO Notes will have the right to require us to purchase their notes for cash. A change of control may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our credit facilities and lease arrangements for existing or future indebtedness or obligations. We may not have sufficient financial resources, or not be able to arrange financing, to pay the change of control purchase price in cash with respect to any ATCO Notes surrendered by holders for purchase upon a change of control. In addition, restrictions in our credit facilities and lease arrangements for existing or future indebtedness or obligations, if any, may not allow us to purchase the ATCO Notes upon a change of control. Our failure to purchase the ATCO Notes upon a change of control when required would result in an event of default with respect to the ATCO Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the ATCO Notes.

Some significant restructuring transactions may not constitute a change of control, in which case we would not be obligated to offer to purchase the ATCO Notes.

Upon the occurrence of a change of control as defined in the indenture that will govern the ATCO Notes, you have the right to require us to purchase your notes. However, the change of control provisions will not afford protection to holders of the ATCO Notes in the event of certain transactions that could adversely affect the ATCO Notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a change of control requiring us to repurchase the ATCO Notes. In the event of any such transaction, holders of the ATCO Notes would not have the right to require us to purchase their ATCO Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting holders of the ATCO Notes.

The ATCO Notes do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your ATCO Notes.

The ATCO Notes are a new issuance of securities with no established trading market. We intend to apply to list the ATCO Notes on the Nasdaq Bond Exchange, but there can be no assurance that Nasdaq will accept the ATCO Notes for listing. Even if the ATCO Notes are approved for listing by Nasdaq, an active trading market on Nasdaq for the ATCO Notes may not develop or, even if it develops, may not last, in which case the trading price of the ATCO Notes could be adversely affected and your ability to transfer your ATCO Notes will be limited. The trading price of the ATCO Notes will depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

The ATCO Notes have not been rated, and ratings of any other of our securities may affect the trading price of our Notes.

We have not sought to obtain a rating for the ATCO Notes, and the ATCO Notes may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the ATCO Notes or that we may elect to obtain a rating of our ATCO Notes in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the ATCO Notes in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for the ATCO Notes, could adversely affect the market for, or the market value of, the ATCO Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the ATCO Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the ATCO Notes may not reflect all risks related to us and our business, or the structure or market value of the ATCO Notes.

Risk Relating to the Exchange Offer

You must comply with the Exchange Offer procedures to receive ATCO Notes.

Holders are responsible for complying with all the Exchange Offer procedures. The issuance of ATCO Notes in exchange for Seaspan Notes will only occur upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of Seaspan Notes who wish to exchange them for ATCO Notes should allow sufficient time for timely completion of the exchange procedures. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Exchange Offer. Accordingly, beneficial owners wishing to participate in the Exchange Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Exchange Offer. Neither the Company nor the Exchange Agent is obligated to extend the Exchange Offer or notify you of any failure to follow the proper procedures or waive any defect if you fail to follow the proper procedures.

The Exchange Offer may be cancelled or delayed.

The consummation of the Exchange Offer is subject to, and conditional upon the satisfaction or, where permitted, waiver of the conditions specified in this prospectus, including the tender of a minimum of $40,000,000 in aggregate principal amount of Seaspan Notes. Even if the Exchange Offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the Exchange Offer may have to wait longer than they expect to receive their ATCO Notes.

We may acquire Seaspan Notes not tendered in the Exchange Offer in future transactions on terms that could be more favorable to holders of Seaspan Notes than the terms of the Exchange Offer.

We may in the future, at any time, seek to acquire Seaspan Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The terms of any of those purchases or offers could differ from the terms of this Exchange Offer and such other terms may be more or less favorable to holders of Seaspan Notes. We also reserve the right to repay any Seaspan Notes not tendered. Although we currently do not intend to do so, if we decide to repurchase or repay Seaspan Notes that are not tendered in the Exchange Offer on terms that are more favorable than the terms of the Exchange Offer, those holders who decided not to participate in the Exchange Offer would be better off than those that participated in the Exchange Offer.

If we consummate the Exchange Offer, claims against Atlas with respect to the ATCO Notes will be structurally subordinated to claims against Seaspan with respect to the Seaspan Notes.

In the event of Seaspan’s bankruptcy, liquidation or insolvency, all of Seaspan’s debt obligations, including the Seaspan Notes, will be satisfied in full before any of its assets would be available to us. Consequently, any Seaspan Notes not tendered by holders, not accepted for exchange or otherwise left outstanding following the consummation of the Exchange Offer will be structurally senior to all of Atlas’s indebtedness, including under the ATCO Notes.

Holders who fail to exchange their Seaspan Notes may have reduced liquidity after the Exchange Offer.

We expect that the trading market for Seaspan Notes not tendered by holders, not accepted for exchange or otherwise left outstanding following the consummation of the Exchange Offer will become more limited due to the reduction in the amount of the Seaspan Notes outstanding upon consummation of the Exchange Offer. Subject to the condition that the Exchange Offer occur only upon a minimum aggregate principal amount of $40,000,000 of Seaspan Notes being tendered for exchange, as Seaspan Notes are tendered and accepted in the Exchange Offer, the principal amount of remaining Seaspan Notes will decrease. A more limited trading market might adversely affect the liquidity, market price and price volatility of Seaspan Notes.

If a market for unexchanged Seaspan Notes exists or develops, those securities may trade at a discount to the price at which the securities would trade if the amount outstanding were not reduced, depending on prevailing interest rates, the market for similar securities and other factors. However, we cannot assure you that an active market in the unexchanged Seaspan Notes will exist, develop or be maintained or as to the prices at which the unexchanged Seaspan Notes may be traded.

Risks Relating to Our Business

For a description of the risks associated with the Company, see the section entitled “Risk Factors” in our latest Annual Report on Form 20-F as well as the other information incorporated by reference in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the Exchange Offer. Any Seaspan Notes that are validly tendered and exchanged pursuant to the Exchange Offer will be retired and cancelled. Accordingly, issuance of the ATCO Notes will not result in any change in our capitalization (on a consolidated basis).

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On October 10, 2017, Seaspan issued $80,000,000 aggregate principal amount of Seaspan Notes, in minimum denominations of $25 and integral multiples of $25 in excess thereof, pursuant to a base indenture, dated as of October 10, 2017, between Seaspan Corporation, as issuer, and The Bank of New York Mellon, as trustee, as supplemented by a first supplemental indenture. The Seaspan Notes were sold pursuant to an SEC-registered offering and listed on the New York Stock Exchange prior to a holding company reorganization in which Seaspan became a wholly-owned subsidiary of Atlas; in connection with such reorganization, the Seaspan Notes were deregistered and delisted. The last day of trading of the Seaspan Notes was March 9, 2020.

We are conducting the Exchange Offer to give existing holders of Seaspan Notes the option to obtain debt securities issued by Atlas. The terms of the ATCO Notes to be issued in the Exchange Offer are substantially similar in all material respects to the terms of the Seaspan Notes, except that the ATCO Notes will (i) be obligations of Atlas, not Seaspan, (ii) be redeemable at our option, in whole or in part, at any time on or after the second year anniversary of their date of issuance, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date, (iii) exclude a covenant requiring that the primary business of Atlas and its subsidiaries, taken as a whole, be the direct or indirect ownership, management, operation, leasing or chartering of container vessels and containers and any business incidental thereto, and (iv) exclude a covenant requiring Atlas to provide holders of the ATCO Notes with certain reports and information in the event of a cross-default. In addition, the ATCO Notes are expected to be listed on the Nasdaq Bond Exchange. For a description of the terms of the Indenture and the ATCO Notes, see “Description of the ATCO Notes.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions of the Exchange Offer described in this prospectus, we will accept for exchange all Seaspan Notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the Expiration Date (unless we elect in our sole discretion to accept for exchange Seaspan Notes prior to the Expiration Date). We will issue $25 principal amount of ATCO Notes in exchange for each $25 principal amount of Seaspan Notes accepted in the Exchange Offer. You may tender some or all of your Seaspan Notes pursuant to the Exchange Offer. However, Seaspan Notes may be tendered only in a minimum principal amount of $25 and in integral multiples of $25 in excess thereof.

The Exchange Offer is conditioned upon the Minimum Tender Condition being satisfied. As of the date of this prospectus, we have an aggregate of $80,000,000 principal amount of Seaspan Notes outstanding.

We intend to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Holders of Seaspan Notes do not have any appraisal or dissenters’ rights under law or under the Indenture in connection with the Exchange Offer. Seaspan Notes that are not tendered will remain outstanding and continue to accrue interest, but will not be registered or listed, and may not have a trading market.

We will be deemed to have accepted for exchange validly tendered Seaspan Notes when we have given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Seaspan Notes for the purposes of receiving the ATCO Notes from us and delivering the ATCO Notes to the tendering holders. We expressly reserve the right to amend or terminate the Exchange Offer, and not to accept for exchange any Seaspan Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “ —Conditions.” All Seaspan Notes accepted for exchange will be exchanged for ATCO Notes promptly following the Expiration Date (or, if we elect to accept for exchange Seaspan Notes prior to the Expiration Date, promptly after acceptance). If we decide for any reason to delay for any period our acceptance of any Seaspan Notes for exchange, we will extend the Expiration Date for the same period.

If we do not accept for exchange any tendered Seaspan Notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted Seaspan Notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the Expiration Date.

We are not making, nor is our Board of Directors, the Trustee or the Exchange Agent making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your Seaspan Notes in the Exchange Offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the Exchange Offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of Seaspan Notes to tender after reading this prospectus and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “Expiration Date” means 5:00 p.m., New York City time, on May 5, 2021 unless we, in our sole discretion, extend the Exchange Offer, in which case the term “Expiration Date” shall mean the latest date and time to which the Exchange Offer is extended.

If we determine to extend the Exchange Offer, we will notify the Exchange Agent of any extension by oral or written notice. We will notify the registered holders of Seaspan Notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled Expiration Date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any Seaspan Notes;

•

to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Seaspan Notes not previously accepted if any of the conditions set forth below under “—Conditions” have not been satisfied by the Expiration Date; or

•	to amend the terms of the Exchange Offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of Seaspan Notes. If we amend the Exchange Offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the Seaspan Notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

During any extension of the Exchange Offer, all Seaspan Notes previously tendered will remain subject to the Exchange Offer, and we may accept them for exchange. We will return any Seaspan Notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the Exchange Offer.

Interest on the ATCO Notes and the Seaspan Notes

Any Seaspan Notes not tendered or accepted for exchange will continue to accrue interest at the rate of 7.125% per annum in accordance with their terms. The ATCO Notes will accrue interest at the rate of 7.125% per annum from April 30, 2021, the date of the last periodic payment of interest on the Seaspan Notes. Interest on the ATCO Notes and any Seaspan Notes not tendered or accepted for exchange will be payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year.

Procedures for Tendering

Only a registered holder of Seaspan Notes may tender those notes in the Exchange Offer. For a holder to validly tender Seaspan Notes in the Exchange Offer, the ATOP procedures described below must be complied with at or prior to the Expiration Date, and the Seaspan Notes must be transferred pursuant to the procedures for book-entry transfer described below and a book-entry confirmation must be received by the Exchange Agent, in each case at or prior to the Expiration Date. In all cases, the exchange of Seaspan Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of:

•	a book-entry confirmation with respect to such Seaspan Notes; and

•	an agent’s message transmitted through DTC’s ATOP.

Any acceptance of an agent’s message transmitted through DTC’s ATOP is at the election and risk of the person transmitting such agent’s message and delivery will be deemed made only when actually received by the Exchange Agent. Holders should not send any documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

A tender of Seaspan Notes by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus.

Any beneficial owner whose Seaspan Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Seaspan Notes and withdrawal of tendered Seaspan Notes, and our determination will be final and binding. We reserve the absolute right to reject any and all Seaspan Notes not properly tendered or any Seaspan Notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Seaspan Notes either before or after the Expiration Date. Our interpretation of the terms and conditions of the Exchange Offer as to any particular Seaspan Notes either before or after the Expiration Date, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Seaspan Notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of Seaspan Notes for exchange, neither we nor the Exchange Agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Any Seaspan Notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such Seaspan Notes as soon as practicable following the Expiration Date.

In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any Seaspan Notes that remain outstanding after the Expiration Date, (b) as set forth below under “—Conditions,” to terminate the Exchange Offer and (c) to the extent permitted by applicable law, purchase Seaspan Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

Book-Entry Transfer

The Exchange Agent will establish a new account or utilize an existing account with respect to the Seaspan Notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of Seaspan Notes by causing DTC to transfer these Seaspan Notes into the Exchange Agent’s account in accordance with DTC’s ATOP procedures for transfer. However, the exchange for the Seaspan Notes so tendered will only be made after timely confirmation of this book-entry transfer of Seaspan Notes into the Exchange Agent’s account, and timely receipt by the Exchange Agent of a book-entry confirmation with respect to such Seaspan Notes and an agent’s message. The term “agent’s message” means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, that states that DTC has received an express and unconditional acknowledgment from a participant in DTC described in such agent’s message stating (a) the aggregate principal amount of Seaspan Notes that have been tendered by such participant pursuant to the Exchange Offer, (b) that such participant has received this prospectus and agrees to be bound by the terms of the Exchange Offer as described in this prospectus and (c) that we may enforce such agreement against the participant.

Although delivery of Seaspan Notes must be effected through book-entry transfer into the Exchange Agent’s account at DTC and an agent’s message must be received by the Exchange Agent before 5:00 p.m., New York City time, on the Expiration Date.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent.

All references in this prospectus to deposit or delivery of Seaspan Notes shall be deemed to also refer to DTC’s book-entry delivery method.

No Guaranteed Delivery Procedures

No guaranteed delivery provisions are available in connection with the Exchange Offer. You must tender your Seaspan Notes by the Expiration Date in order to participate in the Exchange Offer.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of Seaspan Notes may be validly withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, but will thereafter be irrevocable except in the limited circumstances where additional withdrawal rights are required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal through ATOP must be received by the Exchange Agent prior to the Expiration Time. The withdrawal notice must:

•

specify the name of the person who tendered the Seaspan Notes to be withdrawn (or, if tendered by book-entry transfer, the name of the participant in the book-entry transfer facility whose name appears on the security position listing as the owner of such Seaspan Notes);

•	bear a description, including the series, of the Seaspan Notes to be withdrawn;

•	specify, in the case of Seaspan Notes tendered by delivery of certificates for those Seaspan Notes, the certificate numbers shown on the particular certificates evidencing those Seaspan Notes;

•	specify the aggregate principal amount represented by those Seaspan Notes; and

•

specify, in the case of Seaspan Notes tendered by delivery of certificates for those Seaspan Notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of Seaspan Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Seaspan Notes.

We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Withdrawals of tenders of Seaspan Notes may not be rescinded, and any Seaspan Notes validly withdrawn will thereafter be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer and no ATCO Notes will be issued with respect thereto unless the Seaspan Notes so withdrawn are validly retendered. Validly withdrawn Seaspan Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the Expiration Date.

Any Seaspan Notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the Seaspan Notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer.

Conditions

Despite any other term of the Exchange Offer, we will not be required to accept for exchange, or to issue ATCO Notes in exchange for, any Seaspan Notes, and we may terminate the Exchange Offer as provided in this prospectus prior to the Expiration Date, if:

•	the Exchange Offer, or the making of any exchange by a holder of Seaspan Notes, would violate applicable law or any applicable interpretation of the SEC staff;

•	the Minimum Tender Condition is not satisfied or waived by us;

•	the Seaspan Notes are not tendered in accordance with the Exchange Offer;

•	any governmental approval has not been obtained that we believe, in our sole discretion, is necessary for the completion of the Exchange Offer as outlined in this prospectus; or

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offer.

These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•

refuse to accept and return to the tendering holder any Seaspan Notes or credit any tendered Seaspan Notes to the account maintained within DTC by the participant in DTC which delivered the Seaspan Notes; or

•

extend the Exchange Offer and retain all Seaspan Notes tendered before the Expiration Date, subject to the rights of holders to withdraw the tenders of Seaspan Notes (see “—Withdrawal of Tenders” above); or

•

waive the unsatisfied conditions with respect to the Exchange Offer prior to the Expiration Date and accept all properly tendered Seaspan Notes that have not been withdrawn or otherwise amend the terms of the Exchange Offer in any respect as provided under “—Expiration Date; Extensions; Amendments.” If a waiver constitutes a material change to the Exchange Offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the Exchange Offer as required in our judgment by law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such extended period.

In addition, we will not accept for exchange any Seaspan Notes tendered, and we will not issue ATCO Notes in exchange for any of the Seaspan Notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

Exchange Agent

D.F. King & Co., Inc. has been appointed as the Exchange Agent for the Exchange Offer. All documents required for a valid tender of your Seaspan Notes should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance and requests for additional copies of this prospectus should be directed to the Exchange Agent addressed as follows:

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, NY 10005

By Facsimile Transmission (for Eligible

Institutions Only): (212) 709-3328

Attn: Michael Horthman

Email: atco@dfking.com

Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We will pay the expenses to be incurred in connection with the Exchange Offer. These expenses include fees and expenses of the Exchange Agent and the Trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

Holders who tender their Seaspan Notes for exchange will not be obligated to pay any transfer taxes in connection with the Exchange Offer. If, however, ATCO Notes issued in the Exchange Offer, or Seaspan Notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Seaspan Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Seaspan Notes for ATCO Notes in connection with the Exchange Offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted, the amount of the transfer taxes will be billed directly to the tendering holder.

DESCRIPTION OF THE ATCO NOTES

Atlas Corp. will issue the ATCO Notes under a base indenture, dated as of March 19, 2021 (the “Base Indenture”), between Atlas Corp., as issuer, and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), as supplemented by a first supplemental indenture (the “Supplemental Indenture”), among Atlas Corp. and the Trustee. In this description, unless otherwise specified, the word “Indenture” shall be deemed to refer to the Base Indenture, as supplemented, amended or otherwise modified by the Supplemental Indenture. The terms of the Notes include those expressly set forth in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The following description is only a summary of certain provisions of the ATCO Notes and the Indenture. You should read these documents in their entirety because they, and not this description, define your rights as holders of the ATCO Notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the TIA and to all of the provisions of the Indenture and those terms made a part of the Indenture by reference to the TIA.

You will find the definitions of capitalized terms used in this description under the heading “—Certain Definitions and Interpretations.” For purposes of this Description of Notes, references to “the Company,” “we,” “our” and “us” refer only to Atlas Corp. and not to its subsidiaries.

The registered holder of an ATCO Note will be treated as the owner of it for all purposes. Only such holders will have rights under the Indenture.

General

The ATCO Notes will be issued under the Indenture.

The ATCO Notes will initially be limited to $80.0 million in aggregate principal amount. The Indenture will not limit the amount of debt securities that we may issue under the Indenture and will provide that debt securities may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the ATCO Notes, issue debt securities having the same interest rate, maturity and other terms (except for the issue date, the issue price and the first interest payment date) as, and ranking equally and ratably with, the ATCO Notes. Any additional debt securities having such similar terms, together with the ATCO Notes, will constitute a single series of debt securities under the Indenture, including for purposes of voting and redemptions, and any additional debt securities issued as part of the same series as the ATCO Notes will be fungible with the ATCO Notes for United States federal income tax purposes. No such additional debt securities may be issued if an event of default has occurred and is continuing with respect to the ATCO Notes.

Other than as described under “—Certain Covenants,” the Indenture and the terms of the ATCO Notes will not contain any covenants restricting the operation of our business, our ability to incur debt or grant liens on our assets or that are designed to afford holders of the ATCO Notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the ATCO Notes.

The ATCO Notes will mature on October 30, 2027 and will bear interest at an annual rate of 7.125% per year.

Interest on the ATCO Notes will accrue from April 30, 2021, the last interest payment date of the Seaspan Notes. We will make interest payments on the ATCO Notes quarterly on January 30, April 30, July 30 and October 30 of each year, beginning on July 30, 2021, to holders of record at the close of business on the January 15, April 15, July 15 or October 15 (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date, and on the maturity date. Interest on the ATCO Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date would otherwise be a day that is not a business day, that interest payment date will be postponed to the next date that is a business day. If the maturity date of the ATCO Notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day.

The ATCO Notes will not be entitled to the benefit of any sinking fund.

The ATCO Notes will be issued only in fully registered form without coupons and in minimum denominations of $25 and integral multiples of $25 in excess thereof. The ATCO Notes will be represented by one or more global securities registered in the name of a nominee of DTC. Except as described under “—Book-entry System; Delivery and Form,” the ATCO Notes will not be issuable in certificated form.

Certain Material Distinctions of ATCO Notes as Compared to Seaspan Notes

The ATCO Notes will be substantially similar in all material respects to the Seaspan Notes, except that:

•	the ATCO Notes will be obligations of Atlas, not Seaspan;

•

the ATCO Notes will be redeemable at our option, in whole or in part, at any time on or after the second year anniversary of their date of issuance, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date;

•

the ATCO Notes will exclude a covenant requiring that the primary business of Atlas and its subsidiaries, taken as a whole, be the direct or indirect ownership, management, operation, leasing or chartering of container vessels and containers and any business incidental thereto;

•	the ATCO Notes will exclude a covenant requiring Atlas to provide holders of the ATCO Notes with certain reports and information in the event of a cross-default; and

•	the ATCO Notes are expected to be listed on the Nasdaq Bond Exchange.

Ranking

The ATCO Notes will be our unsubordinated unsecured obligations and will rank equally in right of payment with all our existing and future unsubordinated unsecured indebtedness.

The ATCO Notes will rank senior in right of payment to all of our existing and future subordinated indebtedness.

The ATCO Notes will effectively rank junior to our current and any future secured indebtedness incurred by us, to the extent of the value of the assets securing such indebtedness. As of December 31, 2020, we and our subsidiaries had an aggregate of approximately $4,628 million of debt outstanding, including capital lease obligations. Of such amount, $4,346 million was secured debt and capital lease obligations. See “Risk Factors—Risks Relating to the ATCO Notes.” The ATCO Notes will be unsecured obligations and will be effectively subordinated to our secured debt and secured debt of our subsidiaries.

The ATCO Notes will be obligations solely of the Company and will not be guaranteed by any of our subsidiaries. Accordingly, the ATCO Notes will effectively rank junior to all liabilities of our subsidiaries. We derive all of our operating income and cash flow from our investments in our subsidiaries. Claims of creditors of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the ATCO Notes. As a result, the ATCO Notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, other than us, of our subsidiaries. See “Risk Factors—Risks Relating to the ATCO Notes.”

Listing

We intend to apply to list the ATCO Notes on the Nasdaq Bond Exchange. We expect trading in the ATCO Notes to begin within 30 days after the original issue date of the ATCO Notes.

Trading Characteristics

The ATCO Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the ATCO Notes that is not included in the trading price thereof. Any portion of the trading price of an ATCO Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the ATCO Note.

Additional Amounts

All payments made by or on behalf of the Company under or with respect to the ATCO Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each paying agent) (each a “Specified Tax Jurisdiction”), will at any time be required to be made from any payments made under or with respect to the ATCO Notes, the Company will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by a holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1)

any Taxes that would not have been so imposed but for the holder or beneficial owner of the ATCO Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the ATCO Notes);

(2)	any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3)	any Taxes payable other than by deduction or withholding from payments under, or with respect to, the ATCO Notes;

(4)

any Taxes imposed as a result of the failure of the holder or beneficial owner of the ATCO Notes to complete, execute and deliver to the Company any form or document to the extent applicable to such holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Company in order to enable the Company to make payments on the ATCO Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Company;

(5)

any Taxes that would not have been so imposed but for the beneficiary of the payment having presented a note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30-day period);

(6)

any Taxes imposed on or with respect to any payment by the Company to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such note; or

(7)	any combination of items (1) through (6) above.

If the Company becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the ATCO Notes, the Company will deliver to the Trustee and paying agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company will notify the Trustee and paying agent promptly thereafter but in no event later than two business days prior to the date of payment) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officer’s Certificate must also set forth any other information necessary to enable the paying agent to pay Additional Amounts to holders on the relevant payment date. The Trustee and paying agent will be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary. The Company will provide the Trustee and paying agent with documentation reasonably satisfactory to the Trustee and paying agent evidencing the payment of Additional Amounts.

The Company will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Company will provide the Trustee and paying agent with an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee and paying agent evidencing the payment of the Taxes so withheld or deducted. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and paying agent to the holders of the ATCO Notes.

Whenever in the Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the ATCO Notes or of principal, interest or any other amount payable under, or with respect to, the ATCO Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company will indemnify a holder, within 10 business days after written demand therefor, for the full amount of any Taxes paid by such holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by or on account of any obligation of the Company to withhold or deduct an amount on account of Taxes for which the Company would have been obliged to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Company by a holder will be conclusive absent manifest error.

The Company will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the ATCO Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the ATCO Notes, and the Company will indemnify the holders for any such taxes paid by such holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to the Company is organized or any political subdivision or authority or agency thereof or therein.

Optional Redemption for Changes in Withholding Taxes

The Company may redeem the ATCO Notes, at its option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice (which notice will be irrevocable), at a redemption price equal to 100% of the outstanding principal amount of the ATCO Notes, plus accrued and unpaid interest (if any) to, but not including, the applicable redemption date and all Additional Amounts (if any) then due and which will become due on the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), in the event that the Company determines in good faith that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the ATCO Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to the Company (including making payment through a paying agent located in another jurisdiction), as a result of:

(1)

a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the date of the Indenture; or

(2)

any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the Indenture.

Notwithstanding the foregoing, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts if a payment in respect of the ATCO Notes were then due. Before the Company publishes, mails or delivers notice of redemption of the ATCO Notes as described above, the Company will deliver to the Trustee and paying agent (a) an Officer’s Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred and (b) an opinion of independent legal counsel of recognized standing satisfactory to the Trustee and paying agent that the Company has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (1) or (2) of the preceding paragraph.

The Trustee and paying agent will accept and will be entitled to conclusively rely upon the Officer’s Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the holders.

Optional Redemption

In addition to the above, the ATCO Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after the second year anniversary of their date of issuance, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the redemption date.

If fewer than all of the ATCO Notes are to be redeemed, the particular Notes to be redeemed shall be selected: (i) by lot or such other similar method in accordance with applicable procedures of the depositary (if the ATCO Notes are global notes), or (ii) if there are no such requirements of the depositary, on a pro rata basis and in compliance with any applicable stock exchange rules.

Notice of redemption shall be irrevocable and on the redemption date, the ATCO Notes subject to redemption shall become due and payable at the redemption price, and from and after such date (unless the Company shall default in the payment of the redemption price and accrued interest) such ATCO Notes shall cease to bear interest.

In addition to the foregoing, we or our affiliates may also purchase ATCO Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. ATCO Notes that we or they purchase may, at our discretion, be held, resold or canceled.

Certain Covenants

The Indenture includes the following restrictive covenants. Certain defined terms relevant to the covenants are set forth under “—Certain Definitions and Interpretations” below.

(a)    Limitation on Borrowings. The Company shall not permit Total Borrowings to equal or exceed 75% of Total Assets.

(b)    Limitation on Minimum Net Worth. The Company shall ensure that Net Worth always exceeds four hundred and fifty million dollars (US$450,000,000).

(c)    Restricted Payments. The Company will not, nor will the Company permit any of its subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except (a) the Company may make Restricted Payments payable solely in equity interests issued by the Company and not in cash, (b) a subsidiary of the Company may make Restricted Payments in cash to the Company or another subsidiary of the Company and in each case to other owners of the equity of such subsidiary on a pro rata basis and (c) the Company may make any other Restricted Payments in cash in accordance with applicable law so long as after giving effect thereto no default has occurred and is continuing and no default will result therefrom.

(d)    Fundamental Changes. The Company will not, nor will the Company permit any of its subsidiaries (other than an Immaterial Subsidiary) to, merge into or consolidate with any other person, or permit any other person to merge into or consolidate with the Company or its subsidiaries, or sell, transfer, lease (other than leases and charters in the ordinary course of business) or otherwise dispose of (in one transaction or in a series of transactions) all or any substantial part of the assets of the Company, or all or any substantial part of the stock of any of its subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no default shall have occurred and be continuing:

(i)	any subsidiary may merge into the Company in a transaction in which the Company is the surviving corporation;

(ii)

any subsidiary may merge into any other subsidiary in a transaction in which the consolidated ownership interest percentage in the surviving subsidiary is no less than the consolidated ownership interest percentage in either predecessor entity;

(iii)	any subsidiary may sell, transfer, lease or otherwise dispose of its assets to the Company or to another subsidiary;

(iv)

any subsidiary may liquidate or dissolve if the board of directors of the Company determines in good faith that such liquidation or dissolution is in the Company’s best interests and is not materially disadvantageous to the holders of the ATCO Notes;

(v)

the Company and any subsidiary may sell, transfer or otherwise dispose of any of the Company’s or its subsidiaries’ assets (in the ordinary course of business or otherwise) in any transaction or series of transactions so long as (A) the aggregate market value of all assets so sold, transferred, leased or otherwise disposed of under this clause (v) during any fiscal year does not exceed 25% of the aggregate market value of all of the Company’s and the Company’s subsidiaries’ assets, on a consolidated basis (excluding intercompany transactions), on the last day of the immediately preceding fiscal year and (B) the Company receives, or the relevant subsidiary receives, consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such sale, transfer, lease or other disposition;

(vi)	the Company and any subsidiary may enter into any sale, transfer or disposition that is followed by the leasing back of the asset sold, transferred or disposed of; and

(vii)	so long as no Change of Control would result therefrom, the Company and any subsidiary may acquire the assets or interests of any person by way of merger or consolidation.

Compliance with the foregoing covenants is measured on the last day of each of our fiscal quarters, commencing June 30, 2021. Within 60 days after the end of the first three fiscal quarters each fiscal year and within 120 days after the end of each fiscal year, the Company is required to deliver to the Trustee an officer’s certificate confirming compliance with each of the covenants described above. Each such certificate will be made available to the holders of the ATCO Notes upon request to the Trustee. The Company shall mail, within 10 Business Days of the discovery thereof, to all holders of the ATCO Notes and Trustee, notice of any default in compliance with the covenants described above.

Certain Definitions and Interpretations

For purposes of the foregoing provisions, the following definitions shall apply:

“Cash and Cash Equivalents” means, as of a given date, the Company’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Immaterial Subsidiary” means any subsidiary of Atlas Corp. that is not a Significant Subsidiary.

“Intangible Assets” means, in respect of Atlas Corp. as of a given date, the intangible assets of Atlas Corp. of the types, if any, presented in Atlas Corp.’s consolidated balance sheet.

“Net Worth” means, as of a given date, the result of, without duplication:

(a) Total Assets, less

(b) Intangible Assets, less

(c) Total Borrowings (without giving effect to any fair value adjustments pursuant to FASB’s Accounting Standards Codification 820).

“Non-Recourse Liabilities” means, in respect of Atlas Corp. or any subsidiary thereof as of a given date, the non-recourse liabilities as described in subparts (a)-(h) of the definition of Total Borrowings which neither Atlas Corp. nor any other subsidiary thereof provides any credit support of any kind to or is directly or indirectly liable as a guarantor or otherwise, other than a pledge of the equity interests in the Non-Recourse Subsidiary.

“Non-Recourse Subsidiary” means any subsidiary of Atlas Corp. that has only Non-Recourse Liabilities.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of or other ownership interests in the Company or any subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of or other ownership interests in the Company or any subsidiary or any option, warrant or other right to acquire any such shares of capital stock of or other ownership interests in the Company or any subsidiary.

“Significant Subsidiary” means the “significant subsidiaries” or any “significant subsidiary” of Atlas Corp., as defined in Rule 1-02(w) of Regulation S-X under the Securities Act.

“Total Assets” means, in respect of Atlas Corp. on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a) all of the assets of Atlas Corp. of the types presented on its consolidated balance sheet; less

(b) Cash and Cash Equivalents; less

(c) Non-Recourse Liabilities; and less

(d) assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Atlas Corp. is required to record on its books under U.S. GAAP even though Atlas Corp. is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of Atlas Corp. on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a) the outstanding principal amount of any moneys borrowed; plus

(b) the outstanding principal amount of any acceptance under any acceptance credit; plus

(c) the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d) the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f) the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g) any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus

(h) the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by Atlas Corp. to the extent that such guaranteed indebtedness is determined and given a value in respect of Atlas Corp. on a consolidated basis in accordance with US GAAP; less

(i) Cash and Cash Equivalents; less

(j) Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(a) indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(b) indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Atlas Corp. or any of its subsidiaries is required to record on its books under U.S. GAAP even though Atlas Corp. and its subsidiaries are no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Certain Covenants section is to be construed in accordance with U.S. GAAP in effect as of December 31, 2016.

Change of Control Permits Holders to Require Us to Purchase Notes

If a Change of Control (as defined below) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your ATCO Notes, or any portion of the principal amount thereof, that is equal to $25 or multiple of $25. The price we are required to pay (the “Change of Control Purchase Price”) is equal to 101% of the principal amount of the ATCO Notes to be purchased plus accrued and unpaid interest to but excluding the Change of Control Purchase Date (unless the Change of Control Purchase Date is after a record date and on or prior to the interest payment date to which such record date relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the Change of Control Purchase Price will be equal to 101% of the principal amount of the ATCO Notes to be purchased). The “Change of Control Purchase Date” will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our Change of Control notice as described below. Any ATCO Notes purchased by us will be paid for in cash. A “Change of Control” will be deemed to have occurred at the time after the ATCO Notes are originally issued if:

(1)

any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “Beneficial Owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person shall be deemed to have “Beneficial Ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)

the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (ii) a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction; or

(3)	“Continuing Directors” (as defined below) cease to constitute at least a majority of our board of directors.

“Continuing Director” means a director who either was a member of our board of directors on the issue date of the ATCO Notes or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

“Permitted Holders” means (a) any of Kyle Washington, Kevin Washington, Dennis Washington or any of their respective estates, spouses and/or descendants; (b) any trust for the benefit of the persons listed in (a); (c) Fairfax Financial Holdings Limited; (d) an affiliate of any of the persons listed in (a), (b) or (c); or (e) a combination of the foregoing.

On or before the 20th day after the occurrence of a Change of Control, we will provide to all holders of the ATCO Notes, the Trustee and paying agent a notice of the occurrence of the Change of Control and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Change of Control;

•	the date of the Change of Control;

•	the last date on which a holder may exercise the repurchase right;

•	the Change of Control Purchase Price;

•	the Change of Control Purchase Date;

•	the name and address of the paying agent; and

•	the procedures that holders must follow to require us to purchase their ATCO Notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the Change of Control purchase right, you must deliver, on or before the business day immediately preceding the Change of Control Purchase Date, the ATCO Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Change of Control Purchase Notice” on the reverse side of the ATCO Notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your ATCO Notes to be delivered for purchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of ATCO Notes to be purchased, which must be $25 or a multiple thereof; and

•	that the ATCO Notes are to be purchased by us pursuant to the applicable provisions of the ATCO Notes and the Indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the Change of Control Purchase Date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn Notes;

•	if certificated ATCO Notes have been issued, the certificate numbers of the withdrawn ATCO Notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the ATCO Notes on the Change of Control Purchase Date. You will receive payment of the Change of Control Purchase Price on the later of the Change of Control Purchase Date or the time of book-entry transfer or the delivery of the ATCO Notes. If the paying agent holds money or securities sufficient to pay the Change of Control Purchase Price of the ATCO Notes on the Change of Control Purchase Date, then:

•

the ATCO Notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the ATCO Notes is made or whether or not the ATCO Notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Change of Control Purchase Price).

In connection with any purchase offer pursuant to a Change of Control purchase notice, we will, if required, comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No ATCO Notes may be purchased at the option of holders upon a Change of Control if the principal amount of the ATCO Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

•

The purchase rights of the holders could discourage a potential acquirer of us. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term Change of Control is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the ATCO Notes upon a Change of Control may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of Change of Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the ATCO Notes to require us to purchase its ATCO Notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Change of Control were to occur, we may not have enough funds to pay the Change of Control Purchase Price. Our ability to repurchase the ATCO Notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Relating to the Notes.” If we fail to purchase the ATCO Notes when required following a Change of Control, we will be in default under the Indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, any other person or sell, assign, convey, transfer, lease our properties and assets as an entirety or substantially as an entirety to any person, unless:

•

the successor person is a corporation organized and existing under the laws of the Marshall Islands, the United States, any state of the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the ATCO Notes and the Indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the Indenture are met.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of the properties and assets of the Company in accordance with the foregoing provisions, the successor person formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture; and thereafter, except in the case of a lease, the Company shall be released from all obligations and covenants under the Indenture and the ATCO Notes.

Events of Default

The ATCO Notes are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for 30 days;

(3)	failure to perform or comply with the provisions of the Indenture relating to mergers and similar events;

(4)

failure to provide notice of a Change of Control or to repurchase ATCO Notes tendered for repurchase following the occurrence of a Change of Control in conformity with the covenant set forth under the caption “—Change of Control Permits Holders to Require Us to Purchase Notes;”

(5)

failure to perform any of our other covenants in the Indenture, continued for 60 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the outstanding ATCO Notes, as provided in the Indenture;

(6)

any debt of ourself is not paid upon the demand of its holders and within any applicable grace period or is accelerated by its holders because of a default and, in each case, the total amount of such debt unpaid or accelerated exceeds $25,000,000 on an unconsolidated basis;

(7)

any judgment or decree for the payment of money in excess of $25,000,000 is entered against us and remains outstanding for a period of 90 consecutive days following entry of such judgment and is not discharged, waived or stayed; and

(8)	certain events of bankruptcy, insolvency or reorganization affecting us or any Significant Subsidiary.

If an event of default, other than an event of default described in clause (8) above, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding ATCO Notes may declare the principal amount of the ATCO Notes to be due and payable immediately. If an event of default described in clause (8) above occurs, the principal amount of the ATCO Notes and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the ATCO Notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and any premium, interest or Additional Amounts which have become due as a result of such acceleration, have been cured or waived.

Notwithstanding the foregoing, if we so elect, the sole remedy under the Indenture for an event of default relating to (i) our failure to file with the Trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) the failure to comply with our annual and quarterly reporting obligations to the Trustee and the SEC, as described under “—Reports” below, will, after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the ATCO Notes at an annual rate equal to (i) 0.25% per annum of the outstanding principal amount of the ATCO Notes for each day during the 90-day period beginning on, and including, the date on which such event of default first occurs and on which such event of default is continuing; and (ii) 0.50% per annum of the outstanding principal amount of the ATCO Notes for each day during the 90-day period beginning on, and including, the 91st day following, and including the date on which such event of default first occurs and on which such event of default is continuing. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the ATCO Notes will be subject to acceleration as provided above. This additional interest will be payable in arrears on the same dates and in the same manner as regular interest on the ATCO Notes. On the 181st day after such event of default first occurs (if not waived or cured prior to such 181st day), such additional interest will cease to accrue and the ATCO Notes will be subject to acceleration as provided above. The provisions of the Indenture described in this paragraph will not affect the rights of holders of ATCO Notes in the event of the occurrence of any other events of default.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of ATCO Notes and the Trustee and paying agent of such election on or before the close of business on the fifth business day prior to the date on which such event of default would otherwise occur. Upon our failure to timely give such notice or pay additional interest, the ATCO Notes will be immediately subject to acceleration as provided above.

The Trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to the Indenture, applicable law and the Trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding ATCO Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the ATCO Notes. The Indenture will provide that in the event an event of default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder.

No holder will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy under the Indenture unless:

•	the holder has previously given the Trustee written notice of a continuing event of default;

•

the holders of not less than 25% in aggregate principal amount of the ATCO Notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the Trustee to institute such proceeding as Trustee; and

•

the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the ATCO Notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or interest on any ATCO Note on or after the applicable due date in accordance with the Indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding ATCO Notes may waive any default or event of default unless:

•	we fail to pay the principal of or any interest on any ATCO Note when due;

•	we fail to comply with any of the provisions of the Indenture that would require the consent of the holder of each outstanding ATCO Note affected.

The Indenture provides that within 90 days after the Trustee receives written notice of a default, the Trustee shall transmit by mail to all holders, notice of such default hereunder, unless such default shall have been cured or waived. Except in the case of a default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the best interest of the holders. In addition, we are required to deliver to the Trustee (i) within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year and whether we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and (ii) within 30 days after the occurrence thereof, written notice of any events that would constitute defaults, their status and what action we are taking or propose to take in respect thereof.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal (including the Change of Control Purchase Price, if applicable) of;

•	accrued and unpaid interest, if any, on; and

•

Additional Amounts, if any, on its ATCO Notes, on or after the respective due dates expressed or provided for in the Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

We and the Trustee may amend or supplement the Indenture with respect to the ATCO Notes with the consent (including consents obtained in connection with any tender offer or exchange offer) of the holders of a majority in aggregate principal amount of the outstanding ATCO Notes. In addition, the holders of a majority in aggregate principal amount of the outstanding ATCO Notes may waive our compliance in any instance with any provision of the Indenture without notice to the other holders of ATCO Notes. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding ATCO Notes affected thereby if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of or any interest on the ATCO Notes;

•	reduce the principal amount of or interest on the ATCO Notes;

•	change the currency of payment of principal of or interest on the ATCO Notes or change any ATCO Note’s place of payment;

•

impair the right of any holder to receive payment of principal of and interest on such holder’s ATCO Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the ATCO Notes;

•

modify the provisions with respect to the purchase rights of the holders as described above under “—Change of Control Permits Holders to Require Us to Purchase Notes” in a manner adverse to holders of ATCO Notes;

•	change the ranking of the ATCO Notes;

•	change our obligation to pay Additional Amounts on any ATCO Note; or

•

modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the ATCO Notes.

We and the Trustee may amend or supplement the Indenture or the ATCO Notes without notice to, or the consent of, the holders of the ATCO Notes to:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the ATCO Notes in any material respect;

•	provide for the assumption by a successor corporation of our obligations under the Indenture;

•	secure the ATCO Notes;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

•	make any change that does not adversely affect the rights of any holder.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment. The Trustee may, but shall not be obligated to, enter into any supplemental indenture which affects the Trustee’s own rights, duties or immunities under the Indenture or otherwise.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indenture by delivering to the registrar for cancellation all outstanding ATCO Notes or depositing with the Trustee or delivering to the holders, as applicable, after all outstanding ATCO Notes have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness all of the outstanding ATCO Notes and all other sums payable under the Indenture by us. Such discharge is subject to terms contained in the Indenture.

If we satisfy and discharge our obligations under the Indenture, the Company will be released from its obligations in the provisions described under “—Change of Control Permits Holders to Require Us to Purchase Notes.”

Defeasance

We may terminate at any time all our obligations with respect to the ATCO Notes and the Indenture, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the ATCO Notes, to replace mutilated, destroyed, lost or stolen ATCO Notes and to maintain a registrar and paying agent in respect of the ATCO Notes. We may also terminate at any time our obligations with respect to the ATCO Notes under the covenants described under “—Change of Control Permits Holders to Require Us to Purchase Notes,” “—Certain Covenants” and “—Reports,” and the operation of certain events of default, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the ATCO Notes, payment of the ATCO Notes may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the ATCO Notes, payment of the ATCO Notes may not be accelerated because of an event of default specified in clause (4), clause (5) (with respect to the covenants described under “—Certain Covenants” or “—Reports”), clause (6) or clause (7).

The legal defeasance option or the covenant defeasance option with respect to the ATCO Notes may be exercised only if:

(1)

we irrevocably deposit in trust with the Trustee cash or U.S. Government obligations or a combination thereof for the payment of principal of and interest and Additional Amounts, if any, on the ATCO Notes to maturity,

(2)	such defeasance or covenant defeasance does not constitute a default under the Indenture or any other material agreement or instrument binding us,

(3)

no default or event of default has occurred and is continuing on the date of such deposit and, with respect to defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, a default or event of default with respect to the ATCO Notes resulting from the borrowing of funds to be applied to such deposits),

(4)	in the case of the legal defeasance option, we deliver to the Trustee an opinion of counsel stating that:

(a)	we have received from the IRS a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or

(b)

since the date of the Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the ATCO Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

(5)

in the case of the covenant defeasance option, we deliver to the Trustee an opinion of counsel to the effect that the holders of the ATCO Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)

we deliver to the Trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. Government obligations (or other property as may be provided pursuant to the terms of the Indenture) (including the proceeds thereof) deposited or caused to be deposited with the Trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company under any U.S. Federal or State bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith, and

(7)

we deliver to the Trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the ATCO Notes have been complied with as required by the Indenture.

If we defease our obligations under the Indenture, the Company will be released from its obligations in the provisions described under “Change of Control Permits Holders to Require Us to Purchase Notes.”

Transfer and Exchange

We will maintain an office in New York City where the ATCO Notes may be presented for registration of transfer or exchange. This office will initially be an office or agency of the Trustee. No service charge will be imposed by us, the Trustee or the registrar for any registration of transfer or exchange of ATCO Notes, but any tax or similar governmental charge required by law or permitted by the Indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for purchase except for any portion of that note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent;

•	appoint additional paying agents; or

•	approve any change in the office through which any security registrar or any paying agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the Indenture. In the case of certificated ATCO Notes, payments will be made in U.S. dollars at the office of the Trustee or, at our option, by check mailed to the holder’s registered address (or, if requested by a holder of more than $1,000,000 principal amount of ATCO Notes, by wire transfer to the account designated by such holder). We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

The Trustee will be designated as our paying agent for payments on the ATCO Notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the Trustee and paying agent shall pay to us upon written request any money held by them for payments on the ATCO Notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the Trustee or paying agent with respect to that money will cease.

Purchase and Cancellation

The registrar and paying agent (if other than the Trustee) will forward to the Trustee any ATCO Notes surrendered to them by holders for transfer, exchange or payment. All ATCO Notes delivered to the Trustee shall be cancelled promptly by the Trustee in the manner provided in the Indenture and may not be reissued or resold. No ATCO Notes shall be authenticated in exchange for any ATCO Notes cancelled, except as provided in the Indenture.

We may, to the extent permitted by law, and directly or indirectly (regardless of whether such ATCO Notes are surrendered to us), purchase ATCO Notes in the open market or by tender offer at any price or by private agreement.

Reports

So long as any ATCO Notes are outstanding, we will (i) file with the SEC within the time periods prescribed by its rules and regulations and applicable to us and (ii) furnish to the Trustee and the holders of the ATCO Notes within 15 days after the date on which we would be required to file the same with the SEC pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), all quarterly and annual financial information to the extent required of us to be contained in Forms 20-F, 10-Q and 10-K and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if the SEC does not permit such filing, although such reports will be required to be furnished to the Trustee. Documents filed by us with the SEC via the EDGAR system will be deemed to have been furnished to the Trustee and the holders of the ATCO Notes as of the time such documents are filed via EDGAR.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost ATCO Notes at the expense of the holder upon delivery to the Trustee of the mutilated ATCO Notes, or evidence of the loss, theft or destruction of the ATCO Notes satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Notices

Except as otherwise described herein, notice to registered holders of the ATCO Notes will be given to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing or electronic delivery. Whenever a notice is required to be given by us, such notice may be given by the Trustee on our behalf (and we will make any notice we are required to give to holders available on our website).

Governing Law

The Indenture and the ATCO Notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for us as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture will provide that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the ATCO Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Bank of New York Mellon will be the Trustee under the Indenture. Initially, the Trustee will also act as the paying agent, registrar and custodian for the ATCO Notes.

Book-entry System; Delivery and Form

Global Notes

We will issue the ATCO Notes in the form of one or more global notes in definitive, fully registered, book-entry form.

The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•

DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the Trustee or the Exchange Agent takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the Exchange Agent with portions of the principal amounts of the global notes; and

•

ownership of the ATCO Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the ATCO Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in ATCO Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the ATCO Notes represented by that global note for all purposes under the Indenture and under the ATCO Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have ATCO Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated ATCO Notes and will not be considered the owners or holders thereof under the Indenture or under the ATCO Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of ATCO Notes under the Indenture or a global note.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of ATCO Notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the ATCO Notes.

Payments on the ATCO Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the ATCO Notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the ATCO Notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the ATCO Notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the ATCO Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the ATCO Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the ATCO Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the ATCO Notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the ATCO Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the ATCO Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated ATCO Notes to each person that DTC identifies as the beneficial owner of the ATCO Notes represented by a global note upon surrender by DTC of the global note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default under the Indenture has occurred and is continuing, and DTC requests the issuance of certificated ATCO Notes; or

•	we determine not to have the ATCO Notes represented by a global note.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the ATCO Notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated ATCO Notes to be issued.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the exchange of Seaspan Notes for ATCO Notes. This summary is limited to beneficial owners of Seaspan Notes that hold the Seaspan Notes, and will hold the ATCO Notes, as capital assets (in general, property held for investment).

This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of Seaspan Notes for ATCO Notes or that a court will not agree with any such position.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to a beneficial owner of the Seaspan Notes in light of such beneficial owner’s particular investment or other circumstances and does not discuss considerations relevant to persons subject to special provisions of U.S. federal income tax law (such as tax-exempt entities, retirement plans, individual retirement accounts, tax-deferred accounts, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, U.S. expatriates, financial institutions, insurance companies, dealers or traders in securities or currencies, and persons that hold the Seaspan Notes or will hold the ATCO Notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security).

Under applicable Treasury Regulations, the exchange of a new debt instrument for an old debt instrument is a taxable event upon which gain or loss is realized if the new debt instrument differs materially either in kind or in extent from the old debt instrument (a “Significant Modification”). An exchange is a Significant Modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively (other than modifications that are subject to special rules), the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”

The exchange of Seaspan Notes for ATCO Notes in the Exchange Offer should not be a taxable exchange for U.S. federal income tax purposes because the terms of the ATCO Notes will be substantially similar in all material respects to the terms of the Seaspan Notes. For U.S. federal income tax purposes, the only differences between the ATCO Notes and the Seaspan Notes are that the ATCO Notes are expected to be listed on the Nasdaq Bond Exchange, will not be redeemable at Atlas’s option until the second year anniversary of their date of issuance, will not be subject to certain negative covenants regarding the lines of business in which the issuer may operate and will exclude a covenant requiring Atlas to provide holders of the ATCO Notes with certain reports and information in the event of a cross-default. (Atlas is considered to be the issuer of both the Seaspan Notes and the ATCO Notes for U.S. federal income tax purposes because Seaspan is disregarded as an entity separate from Atlas for U.S. federal income tax purposes.) We do not believe that the foregoing differences are “economically significant” and none of them constitutes a per se Significant Modification under any of the special rules. Accordingly, for U.S. federal income tax purposes, you should not recognize any taxable gain or loss as a result of the Exchange Offer and should have the same tax basis and holding period in the ATCO Notes as you had in the Seaspan Notes immediately before the exchange. For the same reason, your tax consequences of owning and disposing of the ATCO Notes should be the same as your tax consequences of owning and disposing of the Seaspan Notes.

Before you exchange Seaspan Notes for ATCO Notes in the Exchange Offer, you should consult your own tax advisors concerning the particular U.S. federal, state and local and non-U.S. tax consequences of exchanging your Seaspan Notes for ATCO Notes.

CERTAIN REPUBLIC OF THE MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is the opinion of Reeder & Simpson, P.C., Atlas counsel as to matters of the laws of the Republic of the Marshall Islands, and is based on the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Seaspan is incorporated in the Republic of the Marshall Islands. Under current Republic of the Marshall Islands law, Seaspan is not subject to tax on income or capital gains, and no Republic of the Marshall Islands withholding tax will be imposed upon payments of interest by Seaspan to its noteholders. Under the laws of the Republic of the Marshall Islands, Seaspan’s jurisdiction of incorporation, Seaspan is subject to yearly corporate maintenance fees.

In addition, you will not be subject to the Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of notes, including upon an exchange for Atlas shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to such notes.

Atlas is incorporated in the Republic of the Marshall Islands. Under current Republic of the Marshall Islands law, Atlas is not subject to tax on income or capital gains, and no Republic of the Marshall Islands withholding tax will be imposed upon payments of dividends by Atlas to its shareholders. Under the laws of the Republic of the Marshall Islands, Atlas’s jurisdiction of incorporation, Atlas is subject to yearly corporate maintenance fees.

Because Atlas does not, and does not expect that it will, conduct business or operations in the Republic of the Marshall Islands, under current Republic of the Marshall Islands law, you will not be subject to the Republic of the Marshall Islands taxation or withholding on distributions, including upon a return of capital, Atlas makes to you as a shareholder.

In addition, you will not be subject to the Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Atlas shares and you will not be required by the Republic of the Marshall Islands to file a tax return relating to such shares.

Investors in the ATCO Notes offered hereby are urged to consult their tax counsel or other advisors concerning the consequences of owning and disposing of notes and of owning and disposing of the Atlas shares acquired on the exchange of their notes for Atlas shares in their particular circumstances. Further, it is the responsibility of each noteholder or shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such noteholder or shareholder, as applicable.

CERTAIN U.K. TAX CONSIDERATIONS

The following is a general, non-exhaustive, summary of certain aspects of the U.K. tax treatment of the ATCO Notes, as at the date of this prospectus. These comments apply only to persons who are the absolute beneficial owners of ATCO Notes and may not apply to certain classes of person such as dealers, certain professional investors, persons connected with the Company or Seaspan and persons who are treated for tax purposes as having received their ATCO Notes in connection with their employment. It is understood that the Company is solely resident in the U.K. for tax purposes.

Holders of ATCO Notes who are in any doubt as to their tax position should consult their professional advisers. In particular, holders of ATCO Notes should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to the ATCO Notes. This summary as it applies to U.K. taxation is based upon U.K. law as applied in England & Wales and HM Revenue & Customs (“HMRC”) published practice as in effect on the date of this prospectus, which are both subject to change (potentially with retrospective effect).

U.K. Withholding Tax on U.K. Source Interest

Under U.K. law there is generally an obligation to withhold or deduct an amount for, or on account of, U.K. income tax from payments of interest on interest-bearing securities where the interest in question arises in the U.K. (“U.K. Source Interest”). The rate of such withholding or deduction is the basic rate (currently 20%), and any element of any applicable redemption premium may, depending on the facts and circumstances, also constitute U.K. Source Interest for these purposes.

Interest on the ATCO Notes will be payable without withholding or deduction for or on account of U.K. income tax provided that the ATCO Notes are and remain listed on a “recognised stock exchange” within the meaning of section 1005 of the Income Tax Act 2007. Nasdaq is a recognised stock exchange for these purposes. Provided, therefore, that the ATCO Notes are and remain listed on the Nasdaq Global Market, interest on the ATCO Notes will be payable without withholding or deduction on account of U.K. income tax.

In other cases, the Company may be required to withhold or deduct an amount from payments of interest on the ATCO Notes that has a U.K. source. However, in those circumstances, certain holders of ATCO Notes who are resident in the United States may be entitled to receive payments free of withholding or deduction for or on account of U.K. income tax under the double taxation agreement between the U.K. and the U.S. which entered into force on March 31, 2003 and HMRC may issue a direction to the payor to that effect. Holders of ATCO Notes who are resident in other jurisdictions may also be able to receive payment free of withholding or deduction for or on account of U.K. income tax or subject to a lower rate of such withholding or deduction under an appropriate double taxation treaty in such circumstances and HMRC may issue a direction to that effect. However, any such direction will, in any case, be issued only following prior application to the relevant tax authorities by the holder in question. If such a direction is not in place at the time such a payment is made, the Company would be required to withhold or deduct for or on account of U.K. income tax, although a holder of ATCO Notes resident in another jurisdiction who is entitled to relief may subsequently claim from HMRC the amount, or a proportion of the amount, withheld or deducted.

If any withholdings or deductions on account of U.K. income tax, as described above, were required to be made by the Company in respect of the ATCO Notes, then the Company will pay to holders of ATCO Notes additional amounts in respect thereof in the manner more fully described in “Description of the ATCO Notes—Additional Amounts,” subject to the provisos contained therein.

The references to “interest” above mean “interest” as understood in U.K. tax law. The above statements do not take any account of any different definition of “interest” which may prevail under any other law or which may be created by the terms and conditions of the ATCO Notes or any related documentation.

The above description of the U.K. withholding tax position assumes that there will be no substitution of the Company and does not consider the tax consequences of any such substitution.

HMRC Information Powers

HMRC has powers to obtain information, including in relation to interest or payments treated as interest and payments derived from securities. This may include details of the beneficial owners of the ATCO Notes, of the persons for whom the ATCO Notes are held and of the persons to whom payments derived from the ATCO Notes are or may be paid. Information may be obtained from a range of persons including persons who effect or are a party to such transactions on behalf of others, registrars and administrators of such transactions, the registered holders of the ATCO Notes, persons who make, receive or are entitled to receive payments derived from the ATCO Notes and persons by or through whom interest and payments treated as interest are paid or credited. Information obtained by HMRC may be provided to tax authorities in other jurisdictions.

Taxation of Returns

Holders of Notes should consult their own accounting and tax advisers concerning their tax liabilities that may arise as a result of holding the ATCO Notes, the exchange of the Seaspan Notes for ATCO Notes or the disposal of the ATCO Notes.

Subject to the above, holders of ATCO Notes (other than certain trustees) who are not resident for tax purposes in the U.K. and who do not carry on a trade, profession or vocation in the U.K. through a permanent establishment, branch or agency in connection with which returns on the ATCO Notes or Seaspan Notes are received or to which the ATCO Notes or Seaspan Notes are attributable, will generally not be liable to U.K. tax on exchange of the Seaspan Notes for ATCO Notes, the disposal of the ATCO Notes or other returns with respect to the ATCO Notes.

U.K. Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No U.K. stamp duty or SDRT should be payable on the issue of the ATCO Notes. U.K. stamp duty should generally not need to be paid in respect of a transfer of ATCO Notes, and no SDRT should be payable in respect of a transfer of the ATCO Notes, unless they are registered in a register kept in the U.K. by or on behalf of the Company, or carry a right to acquire or subscribe for stock, shares or loan capital, registered in a register kept in the U.K by or on behalf of the Company. It is not intended that any such registers will be kept in the U.K. The statements in this paragraph summarize the current position on stamp duty and SDRT and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates. In particular, this paragraph does not consider where notes are issued or transferred to clearance services or depository receipt issuers.

LEGAL MATTERS

The validity of the ATCO Notes will be passed upon for us by DLA Piper LLP (US), New York, New York, as to New York law, and by Reeder & Simpson, P.C., with respect to the laws of the Republic of the Marshall Islands. Certain other legal matters will be passed upon for us by DLA Piper LLP (US), New York, New York, by DLA Piper UK LLP, London, United Kingdom and by Reeder & Simpson, P.C. DLA Piper LLP (US) and DLA Piper UK LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of the Republic of the Marshall Islands law.

EXPERTS

The consolidated financial statements of Atlas Corp. as of December 31, 2020 and 2019 and for each of the years in the three year period ended December 31, 2020 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of KPMG LLP, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2020 consolidated financial statements refers to a change in accounting for goodwill due to the adoption of Accounting Standards Update 2017-04, “Simplifying the Test for Goodwill Impairment”, effective January 1, 2020, and to a change in accounting for leases due to the adoption of Accounting Standards Update 2016-02, “Leases”, effective January 1, 2019.

Atlas Corp.

Offer to Exchange

up to $80,000,000 principal amount of 7.125% Notes due 2027,

which have been registered under the Securities Act of 1933, as amended,

for

any and all outstanding

$80,000,000 principal amount of 7.125% Notes due 2027 issued by Seaspan Corporation

PROSPECTUS

The exchange agent and information agent for the Exchange Offer is:

D.F. KING & CO., INC.

Toll Free: (866) 829-0135

All Others Call: (212) 269-5550

Email: atco@dfking.com

By Facsimile Transmission (for Eligible Institutions Only): (212) 709-3328

Attn: Michael Horthman

Requests for additional copies of this prospectus may be directed to the information agent. Beneficial owners may also contact their custodian for assistance concerning the Exchange Offer.

April 7, 2021